UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On August 18, 2025, a special meeting of shareholders (the “Meeting”) of Taoping Inc., a British Virgin Islands business company with limited liability (the “Company”), was held at 10:00 a.m. Beijing time (August 17, 2025 at 10:00 p.m., Eastern Time) at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China, pursuant to notice duly given.

Shareholders of the Company’s ordinary shares, with no par value per share (the “Ordinary Shares”), as of the close of business on July 11, 2025 (the “Record Date”), were entitled to receive notice of and vote at the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 1,355,766 Ordinary Shares issued and outstanding. A total of 781,446 Ordinary Shares (57.64%), constituting a quorum, were represented in person or by valid proxies at the Meeting.

The shareholders voted on one proposal at the Meeting. The proposal was described in detail in the Company’s notice and proxy statement dated July 15, 2025 (the “Notice”), the relevant portions of which are incorporated herein by reference. At the Meeting, the shareholders adopted the following resolution:

1.	the amended and restated memorandum and articles of association annexed to the Notice (the “Amended and Restated Memorandum and Articles of Association”), be and are hereby approved, including the creation of a new class of preferred shares and a new class of class A shares with each class A share being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company;

2.	the change in the maximum number of shares that the Company is authorised to issue from 100,000,000 Ordinary Shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 Ordinary Shares with no par value each; (2) 50,000,000 class A shares with no par value each, and (3)10,000,000 preferred shares with no par value each, be and is hereby approved; and

3.	subject to approval of the foregoing resolutions, the redemption of 50,418 Ordinary Shares held by Mr. Jianghuai Lin as at the date of July 15, 2025 and reissuance of 50,418 class A shares to Mr. Jianghuai Lin, be and is hereby approved.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
776,203	5,228	15

A file-stamped copy of the Amended and Restated Memorandum and Articles of Association is attached hereto as Exhibit 99.1 and incorporated by reference herein:

This Form 6-K, including the Exhibit 99.1 is hereby incorporated by reference into the registration statements of the Company on Form S-8 (No. 333-211363), Form S-8 (No. 333-256600), Form S-8 (No, 333-283697), Form F-3 (File No. 333-262181) and Form F-3 (File No. 333-288404) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association (file-stamped)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2025	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer